BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006



Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street
Station
                                   New York, NY  10008

                                   February 14, 1996









Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     EMPI Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.
                        Sincerely,

                         Damian P. Reitemeyer

Enclosures

















             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549




                       SCHEDULE 13G




          Under the Securities Exchange Act of 1934
                      (Amendment No. )*




                          EMPI Inc.
           _____________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $0.01)
           _____________________________________
                          TITLE OF CLASS OF
                          SECURITIES 29158610
           _____________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

                    Page 1 of 7 Pages

CUSIP No.  29158610                     Page 2 of 7 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, (as investment advisor), and its indirectly wholly owned subsidiary
Bankers Trust International, PLC.  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

   Bankers Trust New York Corporation, Bankers Trust
Company, and BT Variable Inc. are New York
Corporations. Bankers Trust International PLC is a
London Corporation.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES  Bankers Trust Company          231,500shares
          Bankers Trust International
            PLC                          217,200shares
                                         448,700shares

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY      Bankers Trust Company               0 shares
               Bankers Trust International PLC     0 shares
                                                   0 shares
  EACH         7. SOLE DISPOSITIVE POWER
REPORTING    Bankers Trust Company           279,300 shares
             Bankers Trust International PLC 217,200
                                             496,500 shares


 PERSON        8. SHARED DISPOSITIVE POWER

  WITH         Bankers Trust Company            0 shares
               Bankers Trust International PLC  0 shares
                                                0 shares


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     Bankers Trust Company            279,300 shares
     Bankers Trust International PLC  217,200 shares
                                      496,500 shares




CUSIP No. 29158610                      Page 3 of 7 Pages


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *
                             [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Bankers Trust Company             3.2%
         Bankers Trust International PLC   2.5%
                                           5.8%

12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     Bankers Trust International PLC - CO
CUSIP No. 29158610                      Page 4 of 7
Pages


Item 1(a)      NAME OF ISSUER:

                          EMPI Inc.

Item 1(b)      ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

                    5255 East River Road
               Minneapolis, MN 55421

Item 2(a)      NAME OF PERSON FILING:

    Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as investment advisor, and indirectly wholly-owned subsidiary
Bankers Trust International, PLC

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               280 Park Avenue
               New York, New York  10017

Item 2(c)      CITIZENSHIP:

Bankers Trust New York Corporation, and Bankers Trust
Company, as investment advisor, are corporations incorporated in the State of New York with their principal business offices located in New York. Bankers Trust
International, PLC, is incorporated in England with its principal business office located in London.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

        Common Stock (Par Value $0.01) of EMPI Inc.


Item 2(e)    CUSIP NUMBER:

          29158610


Item 3         THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company, and Bankers Trust

International PLC

     (b)  [X] Bank as defined in section 3(a)(6) of the

Act.





CUSIP No. 29158610                      Page 5 of 7 Pages

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1995:

     (i) Bankers Trust Company, as investment advisor was the beneficial owner of 279,300 shares of common stock;


     (ii) Bankers Trust International PLC, a wholly owned subsidiary of Bankers Trust Company was the beneficial owner of 217,200 shares of common stock;


     (b)  PERCENT OF CLASS:


          Bankers Trust Company             3.2%
          Bankers Trust International PLC   2.5%
                                            5.8%
     (c)  Number of shares as to which the Bank
has:
          (i)  sole power to vote or to direct the
                vote -
         Bankers Trust Company          231,500 shares
         Bankers Trust International PLC217,200 shares
                                        448,700





         (ii)  shared power to vote or to direct the
                 vote -
      Bankers Trust Company                  0 shares
      Bankers Trust International PLC        0 shares
                                             0 shares
          (iii)  sole power to dispose or to direct the
                     disposition of -

      Bankers Trust Company            279,300 shares
      Bankers Trust International PLC  217,200 shares
                                       496,500 shares

           (iv)  shared power to dispose or to direct
                   the disposition of -

       Bankers Trust Company                  0 shares
       Bankers Trust International PLC        0 shares
                                              0 shares

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A

CLASS:

           [ ]









CUSIP No. 29158610                      Page 6 of 7 Pages




Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON
BEHALF OF ANOTHER PERSON:

Accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.



Item 7         IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

               See Item 3 above.

Item 8         IDENTIFICATION AND CLASSIFICATION OF

MEMBERS OF THE GROUP:

               Not applicable.

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

CUSIP No. 29158610                      Page 7 of 7

Pages


Item 10   CERTIFICATION:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          as of December 31, 1995
Signature:     Bankers Trust New York Corporation

By:       /s/James T. Byrne, Jr.
Name:        James T. Byrne, Jr.

Title:             Secretary

Signature: Bankers Trust Company, as investment advisor.


By:       /s/James T. Byrne, Jr.
Name:        James T. Byrne, Jr.

Title:             Secretary


Signature:     Bankers Trust International PLC

By:       /s/Claire Backhouse
              Claire Backhouse

Title:             Secretary


                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:

Bankers Trust New York Corporation
                  |
                100%
                  |

        Bankers Trust Company

                  |
                100%
                  |

  Bankers International Corporation

                  |
                100%
                  |

    BT Holdings (Europe) Limited

                  |
                100%
                  |

Bankers Trust Holdings (UK) Limited

                  |
                100%
                  |

    Bankers Trust Investments PLC

                  |
                100%
                  |

   Bankers Trust International PLC